UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________to_________
Commission file number: 001-16751

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ANTHEM 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Anthem, Inc.
220 Virginia Avenue
Indianapolis, IN 46204

REQUIRED INFORMATION
The Anthem 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule presented herein have been prepared in accordance with the financial reporting requirements of ERISA.

ANTHEM 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2019 and 2018 and for the
Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

ANTHEM 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2019 and 2018 and for the
Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the Anthem 401(k) Plan
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Anthem 401(k) Plan (the Plan), as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 2002, but we are unable to determine the specific year.
Indianapolis, Indiana
June 29, 2020

Anthem 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2019	2018
Assets
Investments at fair value	$8,220,459,049	$6,729,314,227
Receivables:
Contributions receivable from employer	3,120,848	884,870
Notes receivable from participants	209,629,833	200,376,337
Net assets available for benefits	$8,433,209,730	$6,930,575,434
See accompanying notes.

Anthem 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

Additions
Interest and dividends	$125,694,111
Net appreciation in fair value of investments	1,308,140,761
Interest income on notes receivable from participants	11,235,072
Contributions:
Participants	375,649,731
Rollovers	49,463,621
Employer	201,526,830
Total additions	2,071,710,126
Deductions
Benefit payments and withdrawals	566,150,260
Administrative fees	6,738,425
Total deductions	572,888,685
Increase in net assets prior to transfers	1,498,821,441

Transfer of assets from merged plans, net	3,812,855

Net assets available for benefits at beginning of year	6,930,575,434
Net assets available for benefits at end of year	$8,433,209,730
See accompanying notes.

Anthem 401(k) Plan
Notes to Financial Statements
December 31, 2019
1. Description of the Plan
The following description of the Anthem 401(k) Plan (the “Plan”) provides only general information. More detailed information concerning the Plan may be found by consulting the summary plan description, which is available from the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
General
The Plan, as amended and restated effective January 1, 2019, is a defined contribution plan which was established to provide savings opportunities for employees of Anthem, Inc. (“Anthem”) and certain of its subsidiaries (the “Participating Employers”). Employees of the Participating Employers are generally eligible to participate upon employment. The Plan Sponsor is ATH Holding Company, LLC, a wholly owned subsidiary of Anthem, Inc. Vanguard Fiduciary Trust Company (“Vanguard”) serves as the Plan’s trustee to administer the Plan’s assets. The Vanguard Group, Inc. (“Vanguard Group”) serves as the Plan’s recordkeeper and provides investment services.
Plan Mergers
Effective December 31, 2019, the Human Resource Associates 401(k) Plan ("HRA Plan") was merged into the Plan. The plan sponsor of the HRA Plan was Human Resource Associates, LLC, a subsidiary of HealthSun, which was acquired by Anthem in December 2017. As a result of the merger, net assets available for benefits of $4,075,696 were transferred to the Plan on January 2, 2020. In addition, other transfers and mergers of a lesser extent also occurred during 2020.
Participant Accounts
Individual accounts are maintained by the Plan for each eligible employee who participates in the Plan (“Participant”). Each Participant’s account is credited with the Participant’s contributions, allocations of the Plan Sponsor’s contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and certain administrative fees. Participant accounts are Participant directed. Forfeited nonvested balances of terminated Participants’ accounts are used to pay administrative expenses of the Plan. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s account.
Contributions
Participants may make voluntary contributions of 1% to 60% of eligible compensation, as defined in the Plan document, subject to limitations imposed by applicable Internal Revenue Service (“IRS”) regulations. Participants may make pretax contributions to a traditional 401(k) account or after tax contributions to a Roth 401(k) account. Participants hired on and after January 2, 2019 are automatically enrolled in the Plan at an initial 6% deferral rate, with an annual automatic increase of the rate by 1% to a maximum of 10% over four years.
The Plan Sponsor will match up to 100% of the first 3% of the Participant’s eligible compensation contributed, then 50% of the next 3% of the Participant’s eligible compensation contributed, for a total Plan Sponsor match potential of 4.5%. The Plan Sponsor match of Participant pretax and Participant Roth contributions is contributed as a pretax contribution. Participants hired on or after January 2, 2019 have a vested interest in the Plan Sponsor match after the Participant has completed a two year period of service.
Participants who attain age 50 by the end of the plan year may elect to contribute additional amounts to their account as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 and as provided by the Plan. A “catch-up contribution” enables Participants to contribute additional funds beyond the regular IRS limits as they near retirement. Catch-up contributions are eligible for matching contributions.

Anthem 401(k) Plan
Notes to Financial Statements (continued)
Participants direct their elective contributions into various investment options offered by the Plan, including the Anthem Stock Fund and a brokerage option. The Anthem Stock Fund is a unitized fund that invests in Anthem, Inc. common stock, which means participants do not actually own shares of Anthem, Inc. common stock but rather own an interest in the unitized fund. A portion of the fund may also be invested in short-term reserves to accommodate daily transactions. Investment in the Anthem Stock Fund is limited to no more than 20% of a Participant's total balance. No new contributions nor exchanges into the Anthem Stock Fund will be permitted if a Participant’s investment in the fund is at or above 20% of their total Plan balance. Participants invested in the Anthem Stock Fund in excess of 20% as of January 1, 2019 were not required to exchange out of the fund.
Generally, Participants are permitted to change investment options daily. Plan Sponsor contributions are allocated in the same manner as that of the Participant’s elective contributions.
Vesting
Active Participants hired prior to January 2, 2019 are immediately 100% vested in employee and employer contributions and any earnings thereon. Participants hired on or after January 2, 2019 have a vested interest in the Plan Sponsor match after the Participant has completed a two year period of service. Participants in former plans of acquired companies who were not active employees at the date the plans were merged into the Plan may be subject to separate vesting schedules on former plan employer contributions.
Benefit Payments and Withdrawals
An active Participant in the Plan may make a complete or partial in-service hardship withdrawal of the amounts held in the Participant’s account attributable to the Participant’s contributions, rollovers, pre-2006 employer match, and income allocated to the contributions account. The in-service hardship withdrawal must be necessary in light of an immediate and heavy financial need of the Participant due to one of six causes specified by the Plan.
A Participant may make a withdrawal of voluntary after-tax contributions made to a traditional 401(k) account prior to January 1, 2012, or take a qualified distribution of Roth 401(k) contributions, as defined by the IRS, at any time. Additionally, after attaining age 59½, a Participant may withdraw Participant and Plan Sponsor contributions for any reason.
Upon termination of employment, the Participant is entitled to receive the fully vested current value of his or her account. If the current value of the vested account is less than $1,000, the account is paid in a lump-sum payment. If the vested account value is more than $1,000 but less than $5,000, the account will be rolled over into an IRA unless the Participant elects otherwise. If the vested account value is more than $5,000, the account will remain in the Plan unless the Participant elects otherwise. The Participant may elect to have the entire portion, if any, of the account held in the Anthem Stock Fund paid in whole shares of Anthem, Inc. common stock, with fractional shares and any uninvested funds paid in cash. Participant accounts must be distributed by the year following the later of retirement or attainment of age 70½. Upon death, payments are made to the Participant’s beneficiary in the form of a lump-sum payment or in installments.
Participant Loans
Participants may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000, less the highest outstanding loan balance during the preceding year. Repayment of loans shall not exceed five years, except for loans used to acquire the Participant’s principal residence. Each loan bears interest equal to the prime lending rate plus 1% as listed by Reuters on the last business day of the month prior to the month the loan is requested and is set on the day the loan is approved. Repayments are made by payroll deduction or remitted directly to Vanguard. Participants may have no more than three loans outstanding at any one time.

Anthem 401(k) Plan
Notes to Financial Statements (continued)
Forfeitures
Forfeitures of terminated nonvested account balances as well as deposits from plan mergers due to Anthem acquisitions totaling $4,231,668 and $3,888,083 remained in the Plan as of December 31, 2019 and 2018, respectively. Forfeitures of $199,183 were used to pay administrative expenses during 2019. The Plan intends to direct a substantial portion of the remaining funds to reduce the quarterly administrative fee paid by each participant who has a current Plan account balance.
Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the terms of ERISA. In the event the Plan is terminated, each Participant’s account shall be nonforfeitable with respect to both the Participant’s and the Plan Sponsor’s contributions, and the net assets are to be set aside for the payment of withdrawals to the Participants. The Plan Sponsor has the right to amend the Plan or to suspend matching contributions to the Plan at any time, either permanently or temporarily, for any length of time.
Administrative Expenses
Certain expenses of maintaining the Plan are paid by the Plan. The Plan Sponsor may bear certain costs associated with administering the Plan. These costs are not included in the accompanying financial statements and constitute exempt party-in-interest transactions. Transaction fees related to loan processing are paid from individual participant accounts. Investment related expenses are included in net appreciation in fair value of investments.
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States (“GAAP”). Accordingly, contributions to the Plan and interest and dividend income are recognized as earned, and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit payments and withdrawals are recognized when paid.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
Investments of the Plan are recorded at fair value. See Note 4 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis and interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Anthem 401(k) Plan
Notes to Financial Statements (continued)
Notes Receivable from Participants

Notes receivable from participants represent Participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a Participant ceases to make loan repayments and the Plan administrator deems the Participant loan to be a distribution, the Participant loan balance is reduced and a benefit payment is recorded.
3. Employee Stock Ownership Plan ("ESOP")
The portion of the Plan invested in the Anthem Stock Fund is designated as an ESOP. Anthem, Inc. common stock is purchased by the ESOP using Participant directed contributions. Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.
Put Option
In accordance with IRS regulations, Anthem, Inc. stock that ceases to be readily tradable on an established market includes a put option for any Participant who is otherwise entitled to a total distribution from the Plan. The put option is the right to require that the Plan Sponsor repurchase the Anthem, Inc. stock credited to the Participant’s account under a fair valuation formula. The distribution may be paid with interest over a period of not more than five years.
Dividends Paid on Anthem, Inc. Stock
Any cash dividends paid to the Participant’s account will be reinvested in the Anthem Stock Fund unless the Participant elects to receive the dividend in cash paid directly to the Participant. Participants may change their election to receive dividends in cash or to reinvest dividends at least quarterly.
4. Fair Value of Investments
Investments recorded at fair value in the statements of net assets available for benefits are categorized based on the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by the Financial Accounting Standards Board ("FASB") guidance for fair value measurements and disclosures, are as follows:

Level Input:	Input Definition:

Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.
Transfers between Levels, if any, are recorded as of the beginning of the reporting period.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.
Mutual funds: Valued at quoted market prices, which represent net asset value ("NAV") of shares held by the Plan at year end.

Anthem 401(k) Plan
Notes to Financial Statements (continued)
Anthem, Inc. common stock: Valued at the closing price on the New York Stock Exchange on the last business day of the Plan year.
Self-directed brokerage accounts: Valued at quoted market prices of the investments held in the brokerage account. Equity securities held in the brokerage account are valued at quoted market prices reported on the active market on which the individual securities are traded on the last business day of the Plan year. Mutual funds are valued at quoted market prices, which represent the NAV of shares held in the brokerage account at year end.
Life insurance contracts: Valued at the cash surrender value of the policies as reported by the insurer.
Collective trusts: Valued at the NAV of units held. NAV is based on the value of the underlying investments divided by the number of units outstanding. The institutional index collective trusts seek to replicate the performance of certain prominent benchmark indexes. The target retirement collective trusts replicate Vanguard's Target Date mutual funds and provide an appropriate asset mix for a participant given the participant’s age and retirement year. There are no restrictions on redemptions from the collective trusts.
A summary of fair value measurements by level for investments measured at fair value on a recurring basis is as follows:

December 31, 2019	Total	Level I	Level II	Level III
Mutual funds	$2,478,114,643	$2,478,114,643	$—	$—
Anthem, Inc. common stock	511,298,512	511,298,512	—	—
Self-directed brokerage accounts	49,043,840	49,043,840	—	—
Life insurance contracts	27,052	—	—	27,052
Investments measured at fair value	3,038,484,047	$3,038,456,995	$—	$27,052
Collective trusts *	5,181,975,002
Total investments	$8,220,459,049

December 31, 2018	Total	Level I	Level II	Level III
Mutual funds	$2,146,851,273	$2,146,851,273	$—	$—
Anthem, Inc. common stock	499,406,008	499,406,008	—	—
Self-directed brokerage accounts	39,048,624	39,048,624	—	—
Life insurance contracts	29,287	—	—	29,287
Investments measured at fair value	2,685,335,192	$2,685,305,905	$—	$29,287
Collective trusts *	4,043,979,035
Total investments	$6,729,314,227
* In accordance with FASB guidance, the collective trusts have not been classified in the fair value hierarchy as they are measured at fair value using NAV as a practical expedient. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total investments in the statements of net assets.

Anthem 401(k) Plan
Notes to Financial Statements (continued)
A reconciliation of the beginning and ending balances of assets measured at fair value on a recurring basis using Level III inputs for the years ended December 31, 2019 and 2018 is as follows:

Life Insurance Contracts
Year ended December 31, 2019:
Beginning balance at January 1, 2019	$29,287
Net unrealized losses relating to assets held at end of year	(4,034)
Purchases	1,799
Sales	—
Ending balance at December 31, 2019	$27,052

Year ended December 31, 2018:
Beginning balance at January 1, 2018	$30,486
Net unrealized losses relating to assets held at end of year	(2,998)
Purchases	1,799
Sales	—
Ending balance at December 31, 2018	$29,287
There were no transfers between fair value Levels during 2019 and 2018.

Anthem 401(k) Plan
Notes to Financial Statements (continued)
5. Exempt Related Party and Party-In-Interest Transactions
The Plan invests in mutual funds and collective trust funds managed by the Vanguard Group. Therefore, transactions in these investments constitute party-in-interest transactions.
The Plan invests in common stock of Anthem, Inc., a party-in-interest to the Plan. As of December 31, 2019, the Plan owned approximately 1,692,873 shares of Anthem, Inc. common stock with a fair value of $511,298,512. During 2019, the Plan had net sales of Anthem, Inc. common stock totaling $61,172,942.
During 2019, the Plan reimbursed the Plan Sponsor $137,840 for administrative expenses. This reimbursement is included in Administrative fees in the statement of changes in net assets available for benefits.
6. Income Tax Status
The Plan has received a determination letter from the IRS dated October 24, 2017, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Reconciliation to Form 5500
Reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2019 and 2018, is as follows:

	2019	2018
Net assets available for benefits per the financial statements	$8,433,209,730	$6,930,575,434
Deemed distributions of participant loans	(647,268)	(502,080)
Net assets available for benefits per the Form 5500	$8,432,562,462	$6,930,073,354

Reconciliation of the increase in net assets available for benefits per the financial statements to the net income (loss) per the Form 5500 for the year ended December 31, 2019 is as follows:

2019
Increase in net assets prior to transfers per the financial statements	$1,498,821,441
Deemed distributions activity	(145,188)
Net income (loss) per the Form 5500	$1,498,676,253

Anthem 401(k) Plan
Notes to Financial Statements (continued)
8. Subsequent Events
The Plan Sponsor has evaluated the impact of subsequent events through June 29, 2020, the date the financial statements were available to be issued.
On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus, or COVID-19, a global health pandemic. The COVID-19 pandemic has led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of Anthem common stock and other Plan assets. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets. The extent to which COVID-19 impacts the financial markets will depend on future developments that are highly uncertain and cannot be predicted.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") which included several relief provisions available to tax qualified retirement plans and their participants. The Plan Sponsor elected to adopt provisions from the CARES Act applicable to the Plan as follows: 1) permit participants to take coronavirus-related distributions not to exceed $100,000 in accordance with the limits and requirements of the CARES Act and related guidance; 2) permit participants to obtain a loan from March 27, 2020 through September 23, 2020 in an amount of up to $100,000, or 100% of their vested account balance, whichever is less, subject to such other requirements of the Plan and IRS Section 72(p); 3) permit participants with outstanding loans to elect to suspend their loan repayments under any outstanding loans as permitted by the CARES Act; and 4) waive any required minimum distributions otherwise required to be paid in 2020.

No additional subsequent events have been recognized or required additional disclosure in the financial statements.

Anthem 401(k) Plan
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
EIN #11-3713086 Plan #0003
December 31, 2019

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par or maturity value	Current value

*	The Vanguard Group Mutual Funds
		Explorer Fund Admiral Shares	177,100,476
		Inflation-Protected Securities Fund Institutional Shares	70,674,578
		International Growth Fund Admiral Shares	50,356,638
		Mid-Cap Value Index Fund Admiral Shares	192,197,941
		PRIMECAP Fund Admiral Shares	700,244,179
		Prime Money Market Fund Admiral Shares	543,802,119
		Total International Bond Index Fund Institutional Shares	29,508,439
		Wellington Fund Admiral Shares	457,934,151
		Windsor II Fund Admiral Shares	252,458,051
			$2,474,276,572
*	The Vanguard Group Collective Trusts
		Institutional 500 Index Trust	1,125,312,508
		Institutional Extended Market Index Trust	451,796,402
		Institutional Total Bond Market Index Trust	645,638,362
		Institutional Total International Stock Market Index Trust	659,180,877
		Target Retirement 2015 Trust Select	122,893,145
		Target Retirement 2020 Trust Select	147,577,271
		Target Retirement 2025 Trust Select	496,577,089
		Target Retirement 2030 Trust Select	212,304,406
		Target Retirement 2035 Trust Select	490,015,926
		Target Retirement 2040 Trust Select	204,219,928
		Target Retirement 2045 Trust Select	339,704,576
		Target Retirement 2050 Trust Select	147,382,360
		Target Retirement 2055 Trust Select	69,186,391
		Target Retirement 2060 Trust Select	18,813,388
		Target Retirement 2065 Trust Select	2,758,597
		Target Retirement Income Trust Select	48,437,926
			$5,181,799,152

	T. Rowe Price Mutual Funds
		T. Rowe Price Retirement 2010	36,247
		T. Rowe Price Retirement 2015	42,734
		T. Rowe Price Retirement 2020	298,141
		T. Rowe Price Retirement 2025	522,463
		T. Rowe Price Retirement 2030	503,494
		T. Rowe Price Retirement 2035	375,615
		T. Rowe Price Retirement 2040	533,950
		T. Rowe Price Retirement 2045	273,442
		T. Rowe Price Retirement 2050	434,161
		T. Rowe Price Retirement 2055	191,319
		T. Rowe Price Retirement 2060	48,074
			$3,259,640

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par or maturity value	Current value

	Other Mutual Funds
		American Century Global Growth Fund	14,284
		Invesco Oppenheimer International Growth Fund	32,555
		Janus Henderson Enterprise Fund	62,803
		Janus Henderson Triton Fund	58,741
		PGIM High Yield Fund	17,440
		PIMCO Income Fund	18,817
		Pioneer Bond Fund	17,408
		Putnam Dynamic Asset Allocation Conservative Fund	5,582
		Putnam Dynamic Asset Allocation Balanced Fund	9,475
		Putnam Dynamic Asset Allocation Growth Fund	23,077
		Putnam Equity Income Fund	29,034
		T. Rowe Price Blue Chip Growth Fund	113,953
		Thornburg Limited Term Income Fund	3,698
		Victory Sycamore Established Value Fund	109,305
		Victory Sycamore Small Company Opportunity Fund	62,259
			$578,431

	Other Collective Trusts
		Invesco Stable Asset Fund	36,078
		State Street Russell Small Cap Index Securities Lending Series Fund	43,430
		State Street S&P 500 Index Securities Lending Series Fund	96,342
			$175,850

*	Anthem, Inc. common stock		511,298,512

	Self-directed brokerage accounts		49,043,840

*	Notes receivable from participants	Interest rates range from 4.0% to 10.5%	209,629,833

	Genworth Life Insurance Company of New York	Individual life insurance cash surrender values	27,052
			$8,430,088,882
*Party in interest.
Note: As all investments are participant directed, column (d) is not applicable and has been eliminated.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee of ATH Holding Company, LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
          ANTHEM 401(k) PLAN

By:	/s/ Ronald W. Penczek
Ronald W. Penczek
Member, Retirement Committee of ATH Holding Company, LLC

Date: June 29, 2020

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm